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DELAWARE LIFE INSURANCE COMPANY

[Service Address

P.O. Box 758581

Topeka, KS 66675-8581

1-877-253-2323

www.delawarelife.com]

TERMINAL ILLNESS WAIVER ENDORSEMENT

This Endorsement is attached to and made a part of your contract as of the Issue Date and the provisions of this Endorsement apply in lieu of any contract provision to the contrary. Subject to the provisions of this Endorsement and your contract, we will provide the benefits described below.

There is no separate charge for this Endorsement. Waiver of the Withdrawal Charge under this Endorsement is available on or after the first Contract Anniversary.

DEFINITIONS

Capitalized terms not defined in this Endorsement are defined in the contract.

References in this Rider to “receipt”, “receives”, or “received” by the Company mean receipt in good order at our Service Address shown on the cover page of this Rider, or at such other location (and by any such means) we identify as acceptable to us.

Family Member: the Owner’s spouse or domestic partner, spouse’s or domestic partner’s parents, sons and daughters and their spouses or domestic partners, parents and their spouses or domestic partners, brothers and sisters and their spouses or domestic partners, grandparents and grandchildren and their spouses or domestic partners, and any individual related to the Owner by blood or affinity whose close association with the Owner is the equivalent of a family relationship.

Licensed Physician: a person authorized or licensed to practice medicine in a state.

Terminal Illness: any medical condition which a licensed physician certifies has reduced an Owner’s expected life span to one year or less.

RIDER TERMS AND PROVISIONS

If an Owner shown on the Contract Specifications on the Issue Date develops a Terminal Illness, we will waive Withdrawal Charges in accordance with the conditions set out in this Endorsement. The request for waiver must be received by us on our form(s).

At the time of the withdrawal or surrender request, we must receive proof of such Terminal Illness which shall include, but not be limited to, certification by a Licensed Physician who: (i) has examined the Owner and is qualified to provide such certification, and (ii) is neither an Owner, an Annuitant or a Family Member of an Owner or an Annuitant.

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We will provide the Owner with a written claim form within 10 working days after we receive a request for a partial withdrawal or full surrender. If we do not provide a claim form within 10 working days, the Owner will be deemed to have complied with the claim requirements if we receive written proof covering the occurrence, the character and the extent of the Terminal Illness for which the claim is made.

We reserve the right to require a second opinion and to have the Owner examined by a Licensed Physician of our choosing and at our expense. In the event the second opinion conflicts with the first, the second opinion controls.

If the Company finds proof of the Owner’s Terminal Illness to be insufficient, the Owner will be notified of the denial and provided with the opportunity to accept or reject the withdrawal or surrender proceeds, subject to all applicable Withdrawal Charges.

If the Owner is a Non-Natural person, the Annuitant will be considered the Owner for purposes of this Endorsement.

This Endorsement will terminate upon the Company’s receipt of the Owner’s request to terminate it or upon termination of your contract. Termination of this Endorsement will not prejudice the waiver of any Withdrawal Charge that occurred while this Endorsement was in force.

Signed for Delaware Life Insurance Company at its office in [Waltham, MA].

[ ] [Michael S. Bloom] Secretary	[ ] [Daniel J. Towriss] President

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